SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
CONSECO, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))
3.50% Convertible Debentures due 2035
(Title of Class of Securities)
208464BH9
208464BG1
(CUSIP Number of Class of Securities)
Karl Kindig
Corporate Counsel and Corporate Secretary
11825 N. Pennsylvania Street
Carmel, Indiana 46032
(317) 817-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Gary I. Horowitz
Roxane F. Reardon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$294,196,417	$16,417

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of all of the outstanding $293,000,000 aggregate principal amount of the issuer’s 3.50% Convertible Debentures due September 30, 2035 at the purchase price of $1,000 per $1,000 principal amount of such debentures plus accrued and unpaid interest to, but not including, November 13, 2009.

(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.
☑      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,417	Filing Party: Conseco, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: October 15, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
     This Amendment No. 3 (this “Amendment No. 3”) amends the Tender Offer Statement on Schedule TO originally filed on October 15, 2009 by Conseco, Inc., a Delaware corporation (the “Company,” “Conseco,” “we” or “us”), as amended by Amendment No. 1 to the Schedule TO filed on October 19, 2009 and Amendment No. 2 to the Schedule TO filed on October 30, 2009 (as amended, the “Schedule TO”), in connection with Conseco’s offer to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2009 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), any and all of its outstanding 3.50% Convertible Debentures due September 30, 2035 (the “Debentures”).
     This Amendment No. 3 is being filed in connection with the Company’s filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which is incorporated by reference in the Offer to Purchase and in the Schedule TO.
     The Schedule TO is amended by the information contained in this Amendment No. 3. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the fourth paragraph under the heading “Purpose of the Offer” in the Offer to Purchase is hereby amended and supplemented to add the following text as the final sentence of such paragraph: “Furthermore, there is no specific level of participation in the Offer that would allow us to conclude that substantial doubt does or does not exist regarding our ability to continue as a going concern because it is not possible for us to separately analyze or isolate any of the factors taken into consideration in making our determination regarding our ability to continue as a going concern.”
Item 7. Source and Amount of Funds or Other Consideration.
     (a) and (d). The reference to “four investment funds” in the final sentence of the first paragraph under the heading “Concurrent Transactions—Private Placement of New Debentures” in the Offer to Purchase is hereby amended to state “two investment funds.”
Item 10. Financial Statements.
     (a) Financial Information. The information set forth under “Item 1. Financial Statements” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 is incorporated herein by reference.
     As of September 30, 2009, the book value per share of our common stock was $18.03.
     Our ratio of earnings to fixed charges for the nine month period ended September 30, 2009 can be found in our Quarterly

Report on Form 10-Q for the quarter ended September 30, 2009 under the section entitled “Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operation.”
     (c) Summary Information. The information set forth under the heading “Summary Historical Consolidated Financial Data” in the Offer to Purchase is hereby amended and supplemented by the following:
     The following table sets forth summary financial data for Conseco, Inc. as of and for the nine months ended September 30, 2009 and 2008. We derived the historical financial data as of September 30, 2009 and 2008 and for the nine-month periods ended September 30, 2009 and 2008 from our unaudited interim consolidated financial statements incorporated by reference herein which, in the opinion of our management, have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. Historical results are not necessarily indicative of future performance. The data should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in the Offer to Purchase.
     We have prepared the summary financial data, other than statutory data, in conformity with generally accepted accounting principles (“GAAP”). We have derived the statutory data from the statements filed by our insurance subsidiaries with regulatory authorities and have prepared the statutory data in accordance with statutory accounting practices, which vary in certain respects from GAAP.

	Nine Months Ended
	September 30,
	2009	2008
	(amounts in millions, except per share data)
Statement of Operations Data(a)
Insurance policy income	$2,346.1	$2,436.9
Net investment income	970.9	862.8
Net realized investment gains (losses)	(43.5)	(169.4)
Total revenues	3,283.7	3,144.1
Interest expense	87.8	80.5
Total benefits and expenses	3,127.8	3,134.2
Income (loss) before income taxes and discontinued operations	155.9	9.9
Income tax expense	88.4	333.7
Income (loss) before discontinued operations	67.5	(323.8)
Discontinued operations, net of income taxes	—	(355.2)
Net income (loss)	67.5	(679.0)
Preferred stock dividends	—	—
Net income (loss) applicable to common stock	67.5	(679.0)
Per Share Data
Income (loss) before discontinued operations, basic	$.37	$(1.76)
Income (loss) before discontinued operations, diluted	$.36	$(1.76)
Net income, basic	$.37	$(3.68)
Net income, diluted	$.36	$(3.68)
Book value per common share outstanding	$18.03	$14.70
Weighted average shares outstanding for basic earnings	184.8	184.7
Weighted average shares outstanding for diluted earnings	185.3	184.7
Shares outstanding at period-end	184.9	184.7

	Nine Months Ended
	September 30,
	2009		2008
	(amounts in millions, except per share data)
Balance Sheet Data — at Period End(a)(b)
Total investments	$21,603.9		$19,738.5
Total assets	30,269.0		32,367.7
Corporate notes payable	1,261.9		1,168.0
Total liabilities	26,935.3		29,651.4
Shareholders’ equity	3,333.7		2,716.3
Statutory Data — at Period End(c)
Statutory capital and surplus	$1,285.1		$1,330.8
Asset valuation reserve (“AVR”)	23.1		99.3
Total statutory capital and surplus and AVR	1,308.2		1,430.1
Other Data
Ratio of earnings to fixed charges	1.45	x	1.03	x

(a)	Our financial condition and results of operations have been significantly affected during the periods presented by our discontinued operations. Please refer to the notes to the consolidated financial statements incorporated herein by reference.

(b)	The balance sheet data as of September 30, 2008 has been retrospectively adjusted as a result of our adoption, effective January 1, 2009, of authoritative guidance requiring issuers of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) to separately account for the liability and equity components in a manner that reflects the entity’s non-convertible debt borrowing rate when interest cost is recognized.

(c)	We have derived the statutory data from statements filed by our insurance subsidiaries with regulatory authorities which are prepared in accordance with statutory accounting principles, which vary in certain respects from GAAP, and include amounts related to our discontinued operations in the first nine months of 2008.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2009

CONSECO, INC.
By:	/s/ John R. Kline
	Name:	John R. Kline
	Title:	Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX
Exhibits filed as a part of the Schedule TO, as amended, are listed below.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated October 15, 2009.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Supplement to Offer to Purchase, dated October 30, 2009.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release, issued October 13, 2009, relating to the private offering of new convertible debentures (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(ii)	Press Release, issued October 13, 2009, relating to the proposed registered offering of common stock (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(iii)	Press Release, issued October 13, 2009, relating to the private placement of our common stock and warrants (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(iv)	Recent Developments from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(v)	Risk Factors from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(vi)	Capitalization from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).*

(a)(5)(vii)	Press Release, dated October 14, 2009 (incorporated by reference to Exhibit (a)(5) to the Schedule TO-C (second filing) filed with the Commission on October 14, 2009).*

2

Exhibit
Number	Description

(a)(5)(viii)	Press Release, dated October 15, 2009.*

(b)(1)	Purchase Agreement, dated as of October 14, 2009, by and between Conseco and Morgan Stanley & Co. Incorporated.*

(b)(2)	Indenture, dated as of October 16, 2009, between Conseco, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on October 19, 2009).*

(b)(3)	Form of 7.0% Convertible Senior Debentures due 2016 (included in the Indenture filed as Exhibit (b)(2) hereto).*

(d)(1)	Indenture, dated as of August 15, 2005, between Conseco and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed on August 16, 2005).*

(d)(2)	Registration Rights Agreement dated as of August 15, 2005 among Conseco and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities, Inc., as representatives of several purchasers of the Debentures (incorporated by reference to Exhibit 4.5 to our Current Report on Form 8-K filed on August 16, 2005).*

(d)(3)	Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Annex B to our Proxy Statement filed on April 23, 2009).*

(d)(4)	Form of performance unit award agreement under the Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).*

(d)(5)	Form of executive stock option agreement under Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the year ended December 31, 2005).*

(d)(6)	Form of executive restricted stock agreement under Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 of our Annual Report on Form 10-K for the year ended December 31, 2004).*

(d)(7)	Section 382 Rights Agreement, dated as of January 20, 2009, between Conseco and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 1 of our registration statement on Form 8-A filed on January 20, 2009).*

(d)(8)	Stock and Warrant Purchase Agreement, dated as of October 13, 2009, by and between Conseco and Paulson (incorporated by reference to Exhibit 10.1 of the Paulson 8-K filed on October 13, 2009).*

3

Exhibit
Number	Description

(d)(9)	Form of Investor Rights Agreement by and among Conseco and Paulson (incorporated by reference to Exhibit 10.2 of the Paulson 8-K filed on October 13, 2009).*

(d)(10)	Form of Warrant Certificate (incorporated by reference to Exhibit 10.3 of the Paulson 8-K filed on October 13, 2009).*

(g)	None.

(h)	None.

*	Previously filed